EXHIBIT 21.1

PROCOM TECHNOLOGY, INC.

LIST OF SUBSIDIARIES

Name of Legal Entity	State or Jurisdiction of Incorporation
Procom Technology FSC	U.S. Virgin Islands
Megabyte Computerhandels AG	Germany
Invincible Technology Acquisition Corp.	Massachusetts
Procom AG, formerly known as Pera AG	Switzerland
Procom SPA, formerly known as Gigatek SRL	Italy
Procom Technology, UK	United Kingdom
Scofima Software SRL	Italy

All are wholly-owned subsidiaries of Procom Technology, Inc.